Mail Stop 3628

January 17, 2006

By Facsimile:  404-815-3509

Terry Schwartz, Esq.
Smith, Gambrell & Russell, LP
Promenade II, Suite 3100
1230 Peachtree Street N.E.
Atlanta, GA 30309
404-815-3500

Re:  	Wegener Corporation
      Definitive Additional Materials  file no. 000-11003, filed
	January 13, 2005

Dear Ms. Schwartz:

	We have the following comment on the above-referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Highly Qualified Nominees Proposed by your Board, page 1

1. We note your statement in bold letters that you believe that "HENRY PARTNERS IS INTENT ON SELLING YOUR COMPANY." Please tell us the basis for this statement given the disclosure made in Henry Partners` filings specifically addressing the question of whether or not the Henry nominees support a sale of Wegner and the answer that they support maximizing stockholder value. The Henry Partners` filings state that "[i]f, in fact, Wegner is no longer able to compete successfully and earn a profit as a stand-alone entity, a sale or merger of the company would, in Henry`s view, be a logical alternative to explore as a possible way of maximizing stockholder value." Further, as the disclosure made in Henry Partners` filings highlight, ultimately, "if elected, Mr. Wright and Professor Haas will, as they must, exercise their judgment in accordance with their fiduciary duties to Wegner and its stockholders."

It`s the Wrong Move at the Wrong Time!  Page 2

2. We note your statement that "Mr. Wright chaired a committee to explore strategic alternatives and eventually orchestrated [Tab Products] sale approximately one year later." It appears, that in fact, Mr. Wright was only a member of such committee, never served as the committee`s chair, and as one member of the seven member board, would not have been able to orchestrate a sale. Please amend the disclosure to correct the fact that Mr. Wright was never chair of this committee and provide the basis for your statement that he "orchestrated" the sale, or correct such statement.

Release Letter to Shareholders

3. Please tell us the basis for your statement that the Henry nominees have "minimal public company experience." It appears that both of the Henry nominees have public company or investment company experience, as stated in the Henry Partners` proxy statement. Further, it appears that none of the current Wegener directors have any other public company experience and we believe that you should disclose this fact to provide balance to your characterization of current and prospective board members` experience.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

     					Very truly yours,


					Celeste M. Murphy
					Special Counsel
					Office of Mergers and Acquisitions